Exhibit 2

March 2, 2012

Nippon Steel Corporation

Sumitomo Metal Industries, Ltd.

Nippon Steel and Sumitomo Metals name the CEO and COO of

Nippon Steel & Sumitomo Metal Corporation

This is to announce that, at meetings of the boards of directors of Nippon Steel Corporation (“Nippon Steel”) and Sumitomo Metal Industries, Ltd. (“Sumitomo Metals”), the nomination of the Chairman and the President of Nippon Steel & Sumitomo Metal Corporation, the integrated company that is planned to be formed on October 1, 2012 (the “Integrated Company”), were decided as set forth below by agreement of Nippon Steel and Sumitomo Metals pursuant to the Master Integration Agreement entered into on September 22, 2011.

The election of the Chairman and President as set forth below is conditioned upon (i) the approval of the business integration at the Annual Shareholders Meetings of Nippon Steel and Sumitomo Metals, (ii) the approval of the appointment of the members of the board of directors of the Integrated Company at the Annual Shareholders Meeting of Nippon Steel and (iii) the approval of the appointment of the Chairman and President at the first meeting of the board of directors of the Integrated Company. The Annual Shareholders Meetings of Nippon Steel and Sumitomo Metals are scheduled to take place in late June 2012.

Title	Name

Nippon Steel & Sumitomo Metal Corporation	Shoji MUNEOKA	(Currently Representative Director and President of Nippon Steel Corporation)
Representative Director, Chairman and CEO

Nippon Steel & Sumitomo Metal Corporation	Hiroshi TOMONO	(Currently Representative Director and President of Sumitomo Metal Industries, Ltd.)
Representative Director, President and COO

Rule 802 Legend

(for those resident in the United States)

This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgments.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in the open market or privately negotiated purchases.